Exhibit 99.6

Pediment Files Amended Technical Report

Vancouver, BC, August 11, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) (“Pediment” or “the Company”) announces that further to its news release dated August 10, 2010 announcing the completion and delivery of a positive Preliminary Assessment (“PA” or “Preliminary Assessment”) for the  San Antonio project located in Baja California Sur, Mexico, a revised NI 43-101 Technical Report entitled “San Antonio Preliminary Assessment”, and dated August 10, 2010 (originally dated August 2, 2010) which provides details of the PA, has been posted on the Company’s website (www.pedimentgold.com) and also filed on SEDAR.

The revised Technical Report is being filed to correct a typographical error in the Mine Production Schedule located on page 19-3 of the Technical Report. The Transition Tonnage for Year Three was reported as 22,112, when it should read 2,212. There were no other amendments made to the report. Please click on the following link to access the revised Technical Report:

http://www.pedimentgold.com/i/pdf/2010-08-02_SanAntonioNI43-101.pdf

The following table is the amended Mine Production Schedule:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	2,212	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.

Per:

Gary Freeman

President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the filing of an amended technical report with regard to the Preliminary

Assessment for the Company’s San Antonio project located in Baja California Sur, Mexico.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS.  THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.